Filed Pursuant to Rule 424(b)(3)
Registration No. 333-148650
PROSPECTUS SUPPLEMENT
to
PROSPECTUS DATED February 8, 2008
     The attached Current Report on Form 8-K dated March 24, 2010 was filed by the registrant with the Securities and Exchange Commission, and should be read in conjunction with the Prospectus dated February 8, 2008.
The date of this Prospectus Supplement is June 28, 2010.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act Of 1934
Date of Report (Date of earliest event reported): March 24, 2010 (March 23, 2010)
Global Telecom & Technology, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-51211	20-2096338

State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
8484 Westpark Drive
Suite 720
McLean, VA 22102
(Address of principal executive offices) (Zip Code)
Registrant’s Telephone Number, Including Area Code: (703) 442-5500
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

Item 2.02. Results of Operations and Financial Condition
Item 9.01 Financial Statements and Exhibits
SIGNATURES
EXHIBIT INDEX
Item 2.02. Results of Operations and Financial Condition
On March 23, 2010, Global Telecom & Technology, Inc. issued a press release relating to, among other things, fourth quarter and full year 2009 financial results. This press release is furnished as Exhibit 99.1 to this Form 8-K and incorporated by reference as if set forth in full.
The information contained in this Item 2.02 and in the accompanying exhibit shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, or incorporated by reference in any filing under the Exchange Act or the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.
Item 9.01 Financial Statements and Exhibits
     (d) Exhibits

Exhibit
Number	Description

99.1	Press Release dated March 23, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 23, 2010

GLOBAL TELECOM & TECHNOLOGY, INC.
By:	/s/ Chris McKee
Chris McKee
Secretary and General Counsel

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Press Release dated March 23, 2010.

Exhibit 99.1
Global Telecom & Technology Reports Fourth Quarter and Full Year 2009 Results
Generates Revenue of $64.2 Million and Doubles Adjusted EBITDA to $4.2 Million for the Year
Completes Acquisition of WBS Connect
MCLEAN, Va.—(BUSINESS WIRE)—March 23, 2010—Global Telecom & Technology, Inc. (“GTT”), (OTCBB:GTLT), a leading global network integrator that provides its clients with a broad portfolio of wide-area network, dedicated Internet access and managed data services, announced today results for the fourth quarter and year ended December 31, 2009. Highlights include:
•	Revenue totaled $64.2 million as compared to $67.0 million for 2008. Revenue was negatively impacted by the substantial weakening of the Euro and British Pound Sterling to the U.S. Dollar since 2008. Adjusted for currency effects, revenue increased approximately 2% over 2008.

•	Adjusted Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”)* doubled quarter-over-quarter and year-over-year. Fourth quarter 2009 increased to $1.2 million compared to $0.6 million in the fourth quarter of 2008. Full year 2009 increased to $4.2 million compared to $2.0 million in 2008.

•	Acquisition of WBS Connect LLC completed on December 16, 2009, resulted in the addition of over 400 customers and a broader dedicated Internet access and Ethernet product suite.

•	Net income of $0.5 million, or $0.03 per share for the full year 2009.

*	See “Annex A: Non-GAAP Financial Information—Adjusted EBITDA” for more information regarding the computation of Adjusted EBITDA.
“With $16.4 million in revenue and $1.2 million in Adjusted EBITDA, the fourth quarter was a solid finish to what was a strong year for GTT,” stated Richard D. Calder, Jr., president and chief executive officer. “We have continued to generate improving financial results, with our Adjusted EBITDA continuing on a steady sequential incline and doubling the amount we reported for both the fourth quarter and full year in 2008.

“With our acquisition of WBS Connect completed in the fourth quarter, we have achieved a significant milestone in our strategy to scale our business and create operational leverage. The addition of WBS’s network assets also expanded our capability to offer a broader suite of dedicated Internet access and Ethernet services, providing the opportunity to attract new customers and cross-sell into our existing customer base. We have made excellent progress integrating WBS since closing the transaction, and are pleased to see strong contributions to our new sales, including recently announced dedicated Internet access deals with Telx and other large Ethernet transport installations.”
“During the past two years, GTT has produced growing Adjusted EBITDA results,” said Eric Swank, chief financial officer. “This continuous improvement in our cost controls and operational efficiencies has provided us with the capital and credit that is funding our acquisitions. This improvement is enabled by GTT’s operational platform – an experienced global sales force, exceptional global customer and network operations teams, and a proprietary Client Management Database (CMD) integrated support system – which also positions us further to scale our business.
“To that end, our previously announced and pending acquisition of assets from Global Capacity has received FCC approval and continues to move toward closure upon receipt of final customer and vendor consents. We believe these assets are an excellent complement to our existing business and can further demonstrate the power of our operating platform in our drive to build a larger, more profitable company.”
Conference Call Information
GTT will hold a conference call on Wednesday, March 24, 2010 at 8:30 a.m. Eastern Time (5:30 a.m. PT) to discuss its results for the fourth quarter and full year 2009. To participate in the live conference call, interested parties may dial 1.888.378.4353 or +1.719.457.2677 and enter passcode 1311014. A simultaneous live webcast of the call will be available over the Internet at www.gt-t.net, under the Investor Relations section of the site. A replay of the call will be available for one month. Interested parties can access the call replay by dialing 1.888.203.1112 or +1.719.457.0820 and using the passcode 1311014. In addition, a replay of the webcast will be available on GTT’s website at www.gt-t.net.
About GTT
GTT is a global network integrator providing a broad portfolio of Wide-Area Network (WAN), Dedicated Internet Access and Managed Data Services. With over 800 supplier relationships worldwide, GTT combines multiple networks and technologies such as traditional OC-x, MPLS and Ethernet, to deliver cost-effective solutions specifically designed for each client’s unique requirements. GTT enhances its client performance through its proprietary Client Management Database (CMD), providing customers with an integrated support system for all of their services. GTT is committed to providing comprehensive solutions, project management and 24x7 global operations support.
Headquartered in McLean, Virginia, GTT has offices in London, Dusseldorf, and Denver and provides services to more than 700 enterprise, government, and carrier clients in over 80 countries, worldwide. For more information visit the GTT website at website at www.gt-t.net.

Forward-Looking Statements
This release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect the current views of Global Telecom & Technology, Inc., with respect to current events and financial performance. You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” or similar words. These forward-looking statements may also use different phrases. From time to time, Global Telecom & Technology, Inc., which we refer to as “we”, “us” or “our” and in some cases, “GTT” or the “Company”, also provides forward-looking statements in other materials GTT releases to the public or files with the United States Securities & Exchange Commission (“SEC”), as well as oral forward-looking statements. You should consult any further disclosures on related subjects in our quarterly reports on Form 10-Q and current reports on Form 8-K filed with the SEC. Such forward-looking statements are and will be subject to many risks, uncertainties and factors relating to our operations and the business environment that may cause our actual results to be materially different from any future results, express or implied, by such forward-looking statements. Factors that could cause GTT’s actual results to differ materially from these forward-looking statements include, but are not limited to, the following: our ability to obtain capital; our ability to develop and market new products and services that meet customer demands and generate acceptable margins; our reliance on several large customers; our ability to negotiate and enter into acceptable contract terms with our suppliers; our ability to attract and retain qualified management and other personnel; competition in the industry in which we do business; failure of the third-party communications networks on which we depend; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which we are engaged; our ability to maintain our databases, management systems and other intellectual property; our ability to maintain adequate liquidity and produce sufficient cash flow to fund our capital expenditures and debt service; technological developments and changes in the industry; our ability to complete acquisitions or divestures and to integrate any business or operation acquired; our ability to overcome significant operating losses; and general economic conditions. Additional information concerning these and other important factors can be found under the heading “Risk Factors” in GTT’s annual and quarterly reports filed with the Securities and Exchange Commission including, but not limited to, its Annual Report on Form 10-K. Statements in this release should be evaluated in light of these important factors.

Global Telecom & Technology, Inc.
Consolidated Balance Sheets
(Amounts in thousands, except for share and per share data)

	December 31, 2009	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$5,548	$5,785
Accounts receivable, net	9,389	8,687
Deferred contract costs	454	1,226
Prepaid expenses and other current assets	937	853

Total current assets	16,328	16,551

Property and equipment, net	2,235	1,303
Intangible assets, net	7,613	4,051
Other assets	429	692
Goodwill	29,156	22,000

Total assets	$55,761	$44,597

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$12,204	$13,284
Accrued expenses and other current liabilities	11,372	5,300
Short-term debt	12,463	—
Deferred revenue	6,112	3,961

Total current liabilities	42,151	22,545

Long-term debt	244	8,796
Deferred revenue and other long-term liabilities	352	1,126

Total liabilities	42,747	32,467

Commitments and contingencies

Stockholders’ equity:
Common stock, par value $.0001 per share, 80,000,000 shares authorized, 15,472,912, and 14,942,840 shares issued and outstanding as of December 31 ,2009 and 2008, respectively	2	1
Additional paid-in capital	58,710	57,584
Accumulated deficit	(45,499)	(45,953)
Accumulated other comprehensive income (loss)	(199)	498

Total stockholders’ equity	13,014	12,130

Total liabilities and stockholders’ equity	$55,761	$44,597

Global Telecom & Technology, Inc.
Consolidated Statements of Operations
(Amounts in thousands, except for share and per share data)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Revenue:
Telecommunications services sold	$16,353	$16,533	$64,221	$66,974

Operating expenses:
Cost of telecommunications services provided	11,499	11,997	45,868	47,568
Selling, general and administrative expense	3,743	3,974	14,684	18,197
Impairment of goodwill and intangibles	—	—	—	41,854
Restructuring costs, employee termination and non-recurring items	641	—	641	—
Depreciation and amortization	386	399	1,733	2,211

Total operating expenses	16,269	16,370	62,926	109,830

Operating income (loss)	84	163	1,295	(42,856)

Other income (expense):
Interest income (expense), net	(198)	(179)	(849)	(781)
Other income (expense), net	(65)	(29)	24	(28)

Total other expense, net	(263)	(208)	(825)	(809)

Income (loss) before income taxes	(179)	(45)	470	(43,665)

Provision for (benefit from) income taxes	35	(403)	16	(1,291)

Net income (loss)	$(214)	$358	$454	$(42,374)

Net income (loss) per share:
Basic	$(0.01)	$0.02	$0.03	$(2.85)
Diluted	$(0.01)	$0.02	$0.03	$(2.85)

Weighted average shares:
Basic	15,366,894	14,956,856	15,268,826	14,863,658
Diluted	15,366,894	14,956,856	15,470,763	14,863,658

ANNEX A: Non-GAAP Financial Information
Adjusted EBITDA
Adjusted EBITDA represents operating income before depreciation and amortization on a non-GAAP (accounting principles generally accepted in the United States of America) combined basis for the periods presented, and adjusted to exclude certain one-time expenses including costs associated with employee terminations and other non-recurring items and non-cash compensation. GTT presents Adjusted EBITDA as a supplemental measure of GTT’s performance. GTT also presents Adjusted EBITDA because GTT believes it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry and in measuring the ability of issuers to meet debt service obligations.
In evaluating Adjusted EBITDA, you should be aware that in the future GTT may incur expenses similar to the adjustments in this presentation. GTT’s presentation of Adjusted EBITDA should not be construed as an inference that GTT’s future results will be unaffected by unusual or non-recurring items. Adjusted EBITDA is not a measurement of GTT’s financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP.
The following is a reconciliation of Adjusted EBITDA to operating income (loss) (in thousands):

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Operating income (loss)	$83	$163	$1,295	$(42,856)
Depreciation and amortization	386	399	1,733	2,211
Impairment of goodwill and intangible assets	—	—	—	41,854
Restructuring costs, employee termination and non-recurring items	641	—	641	—
Non-cash compensation	130	71	550	813

Adjusted EBITDA	$1,240	$633	$4,219	$2,022

CONTACT:
GTT Investor Contacts:
Eric Swank, +1 703-442-5529
eric.swank@gt-t.net
or
Lippert/Heilshorn & Associates
Kim Sutton Golodetz
kgolodetz@lhai.com
or
Jody Burfening, +1 212-838-3777
jburfening@lhai.com